1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102
405.272.5711 Phone
405.232.2695 Fax
www.cwlaw.com
Irwin H. Steinhorn, Esq.	Direct Line: (405) 272-5750
Attorney at Law	Direct Fax: (405) 232-2695
isteinhorn@cwlaw.com

May 21, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Pamela Long, Assistant Director

Re:	LSB Industries, Inc.; Form 10-K for the year ended December 31, 2009; filed March 8, 2010; SEC File No. 001-07677;
Our File No. 07033-0001

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2009, filed March 8, 2010, SEC File No. 001-07677 (the “Form 10-K”).  The SEC comments were delivered to Tony M. Shelby, Executive Vice President of Finance and Chief Financial Officer of the Company, by letter dated May 10, 2010 (the “Comment Letter”).

The Comment Letter requests that comment nos. 1, 3 and 5 be complied with in the Company’s future filings beginning with Form 10-Q for the quarter ended March 31, 2010 (“First Quarter 10-Q”) as to comments 1 and 5.  On May 13, 2010, we discussed the Comment Letter with Sherry Haywood, staff attorney at the SEC.  During our conversation with Ms. Haywood, we advised her that the Company had previously filed with the SEC its First Quarter 10-Q on May 6, 2010 and its 2010 proxy statement in connection with its 2010 annual meeting on May 10, 2010 (“2010 Proxy Statement”), both of which were filed prior to the Company’s receipt of the Comment Letter.  As a result, we discussed with Ms. Haywood the possibility of the Company complying with comments 1 and 5 beginning with the Company’s Form 10-Q for quarter ended June 30, 2010, and comment 3 in the Company’s 2010 Form 10-K and proxy statement for its 2011 annual meeting.

The SEC’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter.  Capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2010

Item 9A.  Controls and Procedures, page 75

1.   We note in the disclosure in the first paragraph that you, with the participation of your principal executive officer and principal financial officer, concluded that your disclosure controls and procedures were effective.  The conclusion regarding the effectiveness of the disclosure controls and procedures must be made by the principal executive officer and principal financial officer.  Refer to Item 307 of Regulation S-K.  Please tell us whether these officers concluded that your disclosure controls and procedures were effective as of December 31, 2009 and comply with this comment in future filings.  Please also comply with this comment with respect to your Form 10-Q for the quarter ended March 31, 2010.

Response:

The statements in the Form 10-K and the First Quarter 10-Q that the Company concluded that its disclosure controls and procedures were effective as of December 31, 2009 and March 31, 2010, were correct, and such conclusions were made by the Company’s principal executive officer and principal financial officer.

The Company will comply with comment no. 1 in its future filings.  Because the First Quarter 10-Q was filed prior to the Company’s receipt of the Comment Letter, the Company respectfully requests that the Staff consent to the Company’s agreement to comply with comment no. 1 beginning with the Company’s Form 10-Q to be filed for the quarter ending June 30, 2010.

Item 10.  Directors, Executive Officers and Corporate Governance, page 81

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The basis of the Company’s conclusion that no disclosure was necessary in the Company’s 2009 Form 10-K and in its 2010 Proxy Statement in response to Item 402(s) of Regulation S-K and the process the Company undertook to reach that conclusion is as follows.

The Company determined that its compensation policies do not create risks that are reasonably likely to have a material adverse effect on the Company.  This conclusion was based on the assessment performed by the Company, with input from the Company’s executive management and its legal department.  The Company’s assessment included consideration of Item 402(s) as discussed between the Company’s management and the Company’s legal department as to the requirements of Item 402(s) after the Company’s legal department and this law firm had in-depth discussions of Item 402(s).  In conducting the Company’s risk assessment, numerous factors were considered, including:

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2010

•
the Company does not offer significant short-term incentives that would reasonably be considered as motivating high-risk investments or other conduct that is not consistent with the long term goals of the Company;

•	the mix between short-term and long-term compensation, which is also discussed in “Compensation Discussion and Analysis;”

•	the type of equity awards granted to employees and level of equity and equity award holdings; and

•	the historical emphasis at the Company on long term growth and profiability, over short term gains.

Although the Company has determined that the Company’s compensation policies are not reasonably likely to have a material adverse effect on the Company, the Form 10-K and the 2010 Proxy include the following risk factor disclosure:

Our Compensation Policies May Discourage Other Parties From Attempting to Acquire Us

We have entered into severance agreements with our executive officers and some of the executive officers of our subsidiaries that provide, among other things, that if, within a specified period of time after the occurrence of a change in control of our Company, one of these officers are terminated, other than for cause, or the officer terminates his employment for good reason, we must pay such officer an amount equal to 2.9 times the officer’s average annual gross salary for the last five years preceding the change in control. See “Severance Agreements” and “Employment Agreement,” above. These agreements may discourage a third party tender offer, proxy contest, or other attempts to acquire control of us and could have the effect of making it more difficult to remove incumbent management.

While the Company believes that the foregoing risk factor is material to investors, the Company does not believe that such risk rises to the “reasonably likely to have a material adverse effect” standard of Item 402(s) of Regulation S-K.

Bonuses, page 90

3.   We note disclosure that bonus awards are made “based upon an assessment of an individual’s overall contribution to the Company.”  In future filings, for each named executive officer, please describe the elements of individual performance and or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.  Show us what your disclosure would look like.

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2010

  Response:

The Company will include in its future filings a description of the elements of individual performance and or contribution that are taken into account for purposes of determining bonus awards as requested in comment no. 3.  However, because the Company’s 2010 Proxy Statement was filed prior to the Company’s receipt of the Comment Letter, the 2010 Proxy Statement does not include the requested disclosure.  Accordingly, the Company respectfully requests that the Staff consent to the Company’s agreement to comply with comment no. 3 in the Company’s 2010 Form 10-K and Proxy Statement for the Company’s 2011 annual meeting.

You have requested the Company to show you what the requested disclosure would look like.  Below is a description of the elements of individual performance and or contribution that were taken into account for purposes of determining bonus awards with respect to the Company’s fiscal year ended December 31, 2009.  The Company expects future disclosures of the elements of individual performance and or contributions of each named executive officer to be substantially similar to the form of the following disclosure:

Bonus awards are based upon assessment of an individual’s overall contribution to the Company.  This assessment includes an analysis of the achievement of an individual’s goals for their areas of responsibility, the individual’s contribution to the achievement of the Company’s priorities and strategic plans, and the individual’s material accomplishments achieved during the year.  In considering an individual’s overall contribution to the Company, the Compensation Committee will account for the individual’s level of experience relevant to the Company’s businesses, the individual’s tenure with the Company, and the individuals level of responsibility.

The assessment is a subjective evaluation of accomplishment and contribution to the Company and is not based on the achievement of specific performance metrics.  Our CEO, Jack E. Golsen, provides the Compensation Committee with his assessment of the contributions to the Company during the applicable year by our named executive officers other than for himself and Barry H. Golsen, our President, for purposes of determining bonus compensation for such year.  With respect to bonus awards for Jack E. Golsen and Barry H. Golsen, the Compensation Committee assesses the overall contribution of each of them based on the interaction with each of them, review of the matters that are presented to the board of directors for consideration or discussion, and interviews with other senior executive officers.

In assessing the overall contribution of Jack E. Golsen to the Company for purposes of bonus compensation, the Compensation Committee considered Mr. Golsen’s management of the Company through challenging global economic conditions, the profitability of the Company, the retention and development of the Company’s executive team, his development of key business relationships for the Company, and his efforts in developing strategies for the Company’s future

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2010

revenue and market growth.  Mr. Golsen’s level of responsibility and the effectiveness of his leadership were also considered in the assessment of his overall contribution to the Company during 2009.  In addition, the Compensation Committee considered Mr. Golsen’s Employment Agreement with the Company.

The assessment of Barry H. Golsen’s overall contribution to the Company for purposes of determining his bonus compensation included his leadership of the Company and the Company’s climate control and chemical businesses through challenging global economic conditions, profitability of the Company for 2009, his retention and development of the Company’s management, his accomplishments in developing improved investor and shareholder communication, and his efforts in developing the Company’s future market growth.

The assessment of Tony M. Shelby’s overall contribution to the Company for purposes of bonus compensation included an evaluation of the complexity of Mr. Shelby’s responsibilities as our chief financial officer, his leadership in the management of the Company’s financial resources, his efforts in developing strategies for the Company’s future revenue growth, his accomplishments in negotiating important commercial contracts, his development of key business relationships for the Company, and his continued commitment to enhancing the Company’s internal audit function and improving its finance processes.

The assessment of David R. Goss’ overall contribution to the Company for purposes of bonus compensation included an evaluation of the complexity of Mr. Goss’ responsibilities as our executive vice president of operations, especially during challenging global economic conditions, his management and development of our newly restarted chemical facility located in Pryor, Oklahoma, and his management of Company’s resources with a view to their most productive and efficient uses.

The assessment of David M. Shear’s overall contribution to the Company for purposes of bonus compensation included an evaluation of the complexity of Mr. Shear’s responsibilities as our general counsel, the effectiveness of his oversight of our legal department, his management of the Company’s litigation and corporate matters, his accomplishments in negotiating important commercial contracts, the utility of his communications with our board of directors and executive officers, his contributions to the oversight of the Company’s corporate governance and compliance functions, and his leadership in the design and implementation of the Company’s recent subsidiary realignment.

Item 15.  Exhibits and Financial Statement Schedules, page 112

4.   We note that have not filed on EDGAR all of the schedules and exhibits to the documents filed as exhibits 4.8, 4.10, 4.14, and 10.32 to the Form 10-K  Please file complete copies of each

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2010

 of these documents, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K  Refer to Item 601(b)(10) of Regulation S-K.

Response:

As previously discussed, the Company’s First Quarter 10-Q was filed before the date of the Comment Letter.  As a result, the Company respectfully requests that the Staff consent to the Company including in its Form 10-Q for quarter ending June 30, 2010, the schedules and exhibits to the referenced exhibits 4.8, 4.14 and 10.32 filed as exhibits to the Form 10-K.  Please be advised that exhibit 4.10 to the 2009 Form 10-K should have been eliminated from the exhibit list as the obligations under exhibit 4.10 were paid in full prior to the end of 2009, and that neither the Company nor any of its subsidiaries have any material obligations continuing under exhibit 4.10.  As a result, exhibit 4.10 will be excluded from the exhibit list in any future filings.  Thus, the Company should not be required to file schedules and exhibits relating to the referenced exhibit 4.10.

Certifications, Exhibits 31.1 and 31.2

5.   In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  We note that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Please also do not replace the word “report” with “annual report” in section 4(a), “functions” with “function” in section 5 and “control” with “controls” in section 5(b).  Please also comply with this comment with respect to your Form 10-Q for the quarter ended March 31, 2010.

Response:

The Company will comply with comment no. 5 in its future filings.  However, because the Company’s First Quarter 10-Q was filed prior to the issuance of the Comment Letter, the Company respectfully requests that the Staff consent to the Company’s agreement to comply with comment no. 5 beginning with the Company’s Form 10-Q for the quarter ended June 30, 2010.

In connection with responding to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2010

We appreciate your attention to this matter.  If you have any questions or comments, please do not hesitate to contact the undersigned or Mark H. Bennett of this office at (405) 272-5711.

Sincerely,

/s/ Irwin H. Steinhorn
Irwin H. Steinhorn
For the Firm

IHS:dr

Enclosures

cc:	Pamela A. Long (SEC)
Sherry Haywood (SEC)
Tony M. Shelby